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                                                                  Exhibit 17.2

                                   JOEL MARCUS
                           CERTIFIED PUBLIC ACCOUNTANT
                             676 WEST PROSPECT ROAD
                            FORT LAUDERDALE, FL 33309

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                      TEL (954) 566-8513 FAX (954) 561-1577
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VIA: FEDEX


July 14, 2005

Donald B. Hutton
Chief Executive Officer
New York Regional Rail Corporation
5226 Seneca Street
West Seneca, New York 14224


Dear Mr. Hutton,

I disagree with the filing of the Form 8K report. I am enclosing a copy of the correct items that had been previously submitted to the company for inclusion in the 10KSB. I resigned as a Director because the company did not respond or make the proper changes on the edgerized copy of the 10KSB filing. It had nothing to do with being removed as a Director.

I am enclosing a copy of the changes to be included in the 8K.



Respectfully,

/s/ Joel Marcus

JOEL MARCUS, CPA







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Don,


Now that the filing has been made successfully, I am sending you a list of the changes that should have been made that we discussed that were not Edgerised.


P12 Operating equipment and personnel should read 48 trailers, 7 tri-axle dump trucks and 22 tractors. That replaces the sentence JST leases.


P17 Item 3, legal proceedings -- The C) STB note will be denied, it was denied.


P19 Part 2 item 5 B) holders. Should read 209,991,270 shares.


P21 & 22 (e) series D preferred stock, 2nd paragraph (the following should be added). (See Note 0 Subsequent Events Conversion of Series C Preferred.)


P26 The results of operations administrative expenses paragraph, should read:
Management believes that the increase is primarily attributable to the $450,000 settlement of the NYCEDC litigation, the $60,000 settlement of Ben Ami Friedman litigation (See Item 3 Legal Matter for further information regarding these matters), a 128,703 write off of OSK Capital 1, a $195,625 charge for stock based compensation, a 338,519 increase in the reserve for doubtful accounts and the balance being attributed to the cost associated with the 49% increase in revenue.


P30 Paragraph The Company has options and warrants to purchase, should read, exercisable at $.12 to $.60 cents and some contain anti-dilution provisions (See
Note 0 Subsequent Events - Conversion of Series C Preferred and Note J Common Stock Options for further information.)


P43 Note F - short term debt (a) convertible notes should read convertible notes in the amount of $235,000 held by three parties.


P44 b) other current debt - note payable/investors the amount should be $234,209.


P47-48 Note (J) legal matters, the STB is denied.


Note J - Capital Transactions - end of first paragraph. On January 20, 2005 Transit Rail, LLC submitted a forced conversion notice to the Company, in accordance with the terms of February 4, 2004 agreements. The Series C preferred holder received 6,293,397 of shares of the Company's Common Stock for 440,000 shares of including dividends and interest thereon. The company does not have an effective registration statement on the underlying shares of the conversion and therefore the company is subject to additional share penalties. (See Note J Preferred Stock and Note O - Subsequent Events for further information.) The holder also received 6,577,859 warrants exercisable into a like number of the Company's common stock at an exercise price of $.12 cents per share and which expire 90 days after an effective registration statement for the underlying shares. These warrants contained anti-dilution provisions. (See Note J Common Stock Options for further information.)

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Next paragraph - in June 2000, 500,000 shares, add after 12 cents per share, these warrants expire 90 days after an effective registration statement, registering the underlying shares. These warrants contained anti-dilution provisions. (See Note J Common Stock Options for further information.)


In January 2004 paragraph, after 12 cents a share remove the sentence `the warrant was executed' and add `these warrants expire 90 days after an effective registration statement registering the underlying shares and contain anti-dilution provisions. (See Note J Common Stock Options for further information.)


P50: Common Stock, 3rd paragraph, in January 2004 accrued dividends. Remove the warrant was exercised sentence.


5th paragraph, in February 2004 promissory, remove the last sentence `the warrant was exercised.'


P53 $6,577,859 warrants issued, on January 20, 2005 by virtue of this forced conversation of series C preferred, to purchase a like number of shares at $.12 per share with anti-dilution and registration provisions were issued to John Marsala. (See Note J Preferred Stock and Note O - Subsequent Events Conversion of Series C Preferred for further information.)


P56 Reger Enterprises, LLC and Transit Rail add after Reger Enterprises, LLC `holds a 2 year option entered into February 4, 2004.'


Next paragraph, in September 2002 the company granted. The term of the option is 24 months (not 36 months), then add at the end of the paragraph, `this option expired March, 2005'.


In November 2004, NTS and the company entered into a long term agreement to build and operate a transfer facility at the Greenville Yard. The term of the agreement is 20 years, NTS will construct an up-to 50,000 square foot facility, the Company is to receive 15% of the net profits on a quarterly basis, $250-$450 per rail car transported and up to $420,000 annual site fee. (See Exhibit 1)


Subsequently, NTS entered into an agreement to assign the NTS agreement to
Greenville Station, LLC....


At the end of paragraph add, (NTS agreement).


Note 0 - On January 20, 2005, in connection with a change in control of New York Regional Rail Corporation (the "Company"), as described in Item 5.01 of Form 8k with filing dated February 17, 2005, John Marsala converted 440,000 shares of Series C Preferred Stock into 6,293,397 shares of the Company's common stock and warrants to purchase an aggregate of 6,577,859 shares of common stock. The warrants are exercisable at an exercise price of $0.12 per share and expire 90 days from the effectiveness of a registration statement filed under the Securities Act of 1933, as amended, (the "Securities Act") covering the resale of the shares of common stock underlying the warrants. (See note J Common Stock Options for further information.) The Series C Preferred Stock was issued to John Marsala in June of 2000. The terms of the Certificate of Designation, Preferences and Rights of the Series C Preferred Stock prohibit upward adjustment of the exercise price or downward adjustment of the number of shares issuable upon exercise of the warrants in the

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event of any recapitalization of the Company's equity securities. As a result, any recapitalization of the Company's equity securities that would apply to the common stock generally, would not be applicable to such warrants.


Pursuant to the Certificate of Designation, Preferences and Rights of the Series C Preferred Stock for every five-day period that the Company does not have an effective registration statement covering the resale of the shares of common stock issuable upon the conversion of the shares of Series C Preferred Stock, the Company must issue to the former holder of the shares of Series C Preferred Stock additional shares of common stock (the "Additional Shares"). The number of Additional Shares issuable for each five day period following the conversion of the shares of Series C Preferred Stock is equal to (i) 0.0125 multiplied by (ii) the shares issued upon conversion of the shares of Series C Preferred Stock which were not covered by an effective registration statement.


As a result of this conversation Mr. Marsala is entitled to receive additional shares at the rate of 78,778 shares for each 5 day period, the Company does not have an effective registration statement registering the shares for trading. As of May 23, 2005, there has been no effective registration date. Mr. Marsala has accrued 1,969,700 shares by the virtue of this provision and will continue to accrue 78,778 of shares each 5 period or part thereof until the Company has an effective registration statement,


P59 Note 9 (a) controls and procedures 2nd para, limitations of the effectiveness of controls. Our CEO and CFO do not expect.


4th para As of this date the material weaknesses identified (Don, I need to see the sheet containing the material weaknesses. I have not received it). Then add `after financial functions additional due to the geographic distance the CFO relies on the officers and directors of the company for information on contracts, activity, agreements and other matters.


For the period change to `For the year ended December 31, 2004, the audit committee consisted of Joel Marcus and Ron Bridges (just for Don, see prior filings dated May, 2004) the audit committee consisted of Joel Marcus and Ron Bridges.


P62 8th para, the boards audit committee consisted on December 31, 2004, Joel Marcus and Ron Bridges.


P63 Stock options - J. Marcus (A) exercised price per share at .0001. After stock options before employment contracts...


On February 4, 2004, the directors approve the granted of 50,000 options to each director for service. These options were immediately vested on the date of the grant. The term of the option is 5 years, the exercise price is $.132 per share which was 110% of the closing price the day the options were granted.


P69 Share ownership, J. Marsala shares of common stock 38,211,737 15.9%.


P70 (2) Remove entire paragraph, replace with,

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See Note J Capital Transactions Preferred Stock, Common Stock and Common Stock
Options, as well as Note 0, Subsequent Events for further information. (Also see Filing on Schedule l3G filing dated February 17, 2005 and Form 3 filing dated February 18, 2005 for further information.)


P71 In September 2002, the company the term was 24 months not 36 months. Then in November 2004, re-add the changes made on pg 56.


Item 13. add after 1st sentence...Mr. Marsala was indemnified for these loans as part of the February 4, 2004 Investment Agreements. (See Exhibit 2 Agreement between Mr. Marsala and the Company.)


Don't forget the anti-dilution paragraph in Note J.


Ron holds 2,155,000 shares.


42,500 related party notes to whom?